SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                            * * *

                                       AMENDMENT NO. 1
                                             TO
                                          FORM U-1

                                 APPLICATION OR DECLARATION

                                          under the

                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                            * * *

                            AMERICAN ELECTRIC POWER COMPANY, INC.
                           1 Riverside Plaza, Columbus, Ohio 43215

                                             and

                             CENTRAL AND SOUTH WEST CORPORATION
                      1616 Woodall Rodgers Freeway, Dallas Texas 75266

                    (Name of companies and top registered holding company
                          parents filing this statement and address
                               of principal executive offices)


                                            * * *


Armando A. Pena                            Wendy G. Hargus
Treasurer                                  Treasurer
American Electric Power Company, Inc.      Central and South West Corporation
1 Riverside Plaza                          1616 Woodall Rodgers Freeway
Columbus, OH 43215                         Dallas, TX 75266

Susan Tomasky                              Jeffrey D. Cross
Senior Vice President and General Counsel  Vice President and General Counsel
American Electric Power Company, Inc.      American Electric Power Company, Inc.
1 Riverside Plaza                          1 Riverside Plaza
Columbus, OH 43215                         Columbus, OH 43215

Marianne Smythe                            Joris M. Hogan
Wilmer, Cutler & Pickering                 Milbank, Tweed, Hadley & McCloy
2445 M Street, N.W.                        1 Chase Manhattan Plaza
Washington, DC 20037-1420                  New York, NY 10005

                         (Names and addresses of agents for service)

       American Electric Power Company, Inc. ("AEP"), a New York corporation, and Central and South West Corporation ("CSW"), a Delaware corporation, registered holding companies under the Public Utility Holding Company Act of 1935 (the "1935 Act"), (collectively, "Applicants"), hereby amend their joint Application or Declaration on Form U-1 in File No. 70-9381 as follows:

       1.     By amending and restating the fourth paragraph of Item
1.A. as follows:

              "The Merger Agreement provides for a business combination of AEP and CSW in which Merger Sub will be merged into CSW.
       CSW will be the surviving corporation and will become a wholly owned subsidiary of AEP. Immediately following the Merger, the Combined Company will be a holding company with respect to CSW, which, in turn, will be a holding company with respect to the electric utility subsidiaries and other subsidiaries it currently owns (with the exception of CSWS, which will be merged into AEPSC, and CSW Credit, which will be directly held by the Combined Company). AEP's utility and non-utility subsidiaries will remain subsidiaries of AEP, and CSW's utility and non-utility subsidiaries, which will continue to be owned by CSW, will become indirect subsidiaries of AEP (except for CSWS and CSW Credit). The final ownership structure has not yet been determined."

       2. By amending and restating the second paragraph of Item 3.B.1.c. as follows:

              "Immediately following the Merger, AEP will be a holding company with respect to CSW, which, in turn, will be a holding company with respect to the electric utility subsidiaries and other subsidiaries it currently owns (with the exception of CSWS, which will be merged into AEPSC, and CSW Credit, which will be directly held by the Combined Company). See Exhibit E-6. Although it is intended that these interests will be restructured, the final ownership structure has not yet been determined. Accordingly, Applicants request the Commission to reserve jurisdiction over this issue for a period of eight years after the consummation of the Merger to permit the Combined Company to effect the necessary restructuring, subject to such further regulatory approval as may be required."

       3.     By amending and restating Item 3.D. as follows:

              "D.    INTRA-SYSTEM FINANCING AND OTHER COMMISSION
                     AUTHORIZATIONS

              In order to maximize the efficiencies resulting from the Merger, the Applicants seek authority for the Combined Company to reorganize, consolidate and, where necessary, restate certain of the intra-system financing and other authorizations previously issued by this Commission to each of AEP, CSW, and their respective subsidiaries, as discussed in more detail below.

              Applicants request approval, effective upon consummation of the Merger, to merge CSWS with and into AEPSC. Applicants request that, upon the merger of CSWS into AEPSC, AEPSC succeed to certain of the authority of CSWS as set forth in various Commission orders (which orders are summarized in Exhibit I-1 attached hereto) and that such activities with respect to CSWS include AEPSC.

              Certain of the non-utility businesses of CSW (each a 'CSW Non-utility Business') conduct activities that are substantially equivalent to the activities of one or more non-utility subsidiaries of AEP (each an 'AEP Non-utility Business'). Applicants request approval, as deemed appropriate by management, for the Combined Company to
       directly or indirectly acquire, and for CSW to transfer to the Combined Company, CSW Non-utility Businesses through: (1) merger of one or more CSW Non-utility Businesses with one or more wholly owned non-utility subsidiaries (either presently existing and performing substantially equivalent activities or to be formed, if appropriate) of the Combined Company (each a 'Combined Non-utility Business'), (2) the dividending or distribution of the common stock of one or more CSW Non-utility Businesses from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of one or more
       CSW Non-utility Businesses by one or more Combined Non-utility Businesses. Applicants request approval, if management deems appropriate, to consolidate each CSW Non-utility Business with its corresponding AEP Non-utility Business into a single Combined Non-utility Business directly or indirectly owned by the Combined Company. Applicants request approval for the Combined Company to transfer to CSW, and CSW to acquire, any AEP Non-utility Business or to consolidate any AEP Non-utility businesses with and into any like CSW Non-utility Business consistent with the foregoing principles and authority. Applicants request that upon consolidation, each resulting Combined Non-utility Business succeed to all of the authority of each corresponding CSW Non-utility Business and AEP Non-utility Business, respectively, as set forth in previously issued Commission orders. The determination of the appropriate corporate structure of the Combined Company is the subject of currently convoked Merger transition teams.

              Pursuant to American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), this Commission authorized AEP to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Pursuant to Central and South West Corp. et al., HCAR No. 26653 (Jan. 24,
       1997), this Commission authorized CSW to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Applicants propose that, upon consummation of the Merger, the authority of CSW to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs as provided by Central and South West Corp. et al., HCAR No. 26653 (Jan. 24, 1997) shall cease. To the extent that AEP and CSW were authorized, pursuant to Sections 32 and 33 of the 1935 Act and the rules thereunder, to invest up to 100% of their consolidated retained earnings in EWG and FUCO interests, the Combined Company should also be authorized to invest up to 100% of its combined consolidated retained earnings in EWG and FUCO interests. Applicants therefore propose that, upon consummation of the Merger, the authority of the Combined Company to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs shall be the same as that provided by American Elec. Power Co., HCAR No. 26864 (Apr. 27,
       1998) and American Elec. Power Co., HCAR No. 26516 (May 10,
       1996), except that for purposes of determining the amount of consolidated retained earnings as contemplated by American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), 'consolidated retained earnings' shall consist of the consolidated retained earnings of the Combined Company.

              Currently, the CSW System uses short-term debt, primarily commercial paper, to meet working capital requirements and other interim capital needs. In addition, to improve efficiency, CSW has established a system money pool (the
       'Money Pool') to coordinate short-term borrowings for CSW, its U.S. electric utility subsidiary companies and CSWS, as set forth in various Commission orders (which orders are summarized in Exhibit I-2 attached hereto). AEP has no equivalent to the Money Pool. Applicants hereby request authorization, upon consummation of the Merger and on the same terms and conditions as set forth in the orders summarized in
       Exhibit I-2, to permit: (1) the Combined Company, AEP's U.S. electric subsidiary companies and AEPSC to participate in the Money Pool, and (2) the Combined Company to manage and to fund the Money Pool. Exhibit I-2 summarizes the existing authority associated with the Money Pool and states the additional authority requested for the Money Pool upon consummation of the Merger. Applicants request that following the Merger, both the Combined Company and CSW (for a transitional period) will have in aggregate the authority that CSW has with respect to those orders summarized in Exhibit I-2.

              CSW Credit purchases, without recourse, the accounts receivable of CSW's U.S. electric utility subsidiary companies and certain non-affiliated utility companies. The sale of accounts receivable provides CSW's U.S. electric utility subsidiary companies with cash immediately, thereby reducing working capital needs and revenue requirements. In addition, because CSW Credit's capital structure is more highly leveraged than that of the CSW U.S. electric utility subsidiaries and due to CSW Credit's higher short-term debt ratings, CSW's overall cost of capital is lower. CSW Credit issues commercial paper to meet its financing needs. Applicants hereby request approval, effective upon consummation of the Merger, for the Combined Company to directly acquire, and for CSW to transfer to the Combined Company, the business of CSW Credit through: (1) the merger of CSW Credit with a subsidiary of the Combined Company to be formed, if appropriate, (2) the dividending or distribution of the common stock of CSW Credit from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of CSW Credit by a subsidiary of the Combined Company to be formed, if appropriate. Applicants request that, upon the acquisition of the business of CSW Credit by the Combined Company, the resulting company ('New Credit') succeed to all of the authority of CSW Credit as set forth in various Commission orders (which orders are summarized in Exhibit I-3 attached hereto). Exhibit I-3 summarizes the existing authority of CSW Credit and states the authority requested for New Credit.

              CSW has supported the financing and other activities of its subsidiaries through obtaining Commission approval to issue and guarantee certain indebtedness. After the Merger it may be more efficient or even commercially necessary for the Combined Company to support certain of the financing arrangements and business activity previously supported by CSW. Applicants hereby request approval for the Combined Company, upon consummation of the Merger, to support those financing and other activities presently supported by CSW, including the issuance and guaranteeing of indebtedness, pursuant to those orders of the Commission summarized in
       Exhibit I-4. Exhibit I-4 describes the existing authority of CSW which Applicants seek to duplicate in favor of the Combined Company. It is Applicants' intention that, following the Merger, both the Combined Company and CSW will simultaneously have in aggregate the authority that CSW currently has with respect to those orders summarized in
       Exhibit I-4. The Combined Company does not seek to widen such authority which will necessarily remain limited to the orders described in Exhibit I-4. The practical effect of this approval would be to insert the Combined Company alongside CSW in virtually all instances where CSW is mentioned in such orders.

              Pursuant to Central and South West Corp., HCAR No. 26616 (Nov. 27, 1996), this Commission confirmed previous authority and granted additional authority such that CSW was authorized, through December 31, 2001, to offer 10,000,000 shares of CSW Common Stock pursuant to its Dividend Reinvestment and Stock Purchase Plan, of which approximately 2,000,000 remain unissued. Pursuant to American Elec. Power Co., HCAR No.
       26553 (Aug. 13, 1996) this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2000, to offer 54,000,000 shares of AEP Common Stock pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan. Applicants hereby request that, as soon as practicable upon consummation of the Merger, (1) the authority of CSW's Dividend Reinvestment and Stock Purchase Plan be terminated, and (2) the Combined
       Company be authorized to issue 55,200,000 shares of AEP Common Stock through December 31, 2000 pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No. 26553 (Aug. 13, 1996).

              Pursuant to Central and South West Corp., HCAR No. 26413 (Nov. 21, 1995), this Commission confirmed previous authority and granted additional authority such that CSW was authorized to issue and sell a total of 5,000,000 shares of CSW Common Stock to the trustee of the Central and South West Thrift
       Plan, of which approximately 4,400,000 remain unissued. Pursuant to American Elec. Power Co., HCAR No. 26786 (Dec. 1,
       1997), this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2001, to sell 8,800,000 shares of AEP Common Stock to the trustee of the American Electric Power System Employees Savings Plan. Applicants hereby request that, upon consummation of the Merger, (1) the authority of CSW to issue shares of CSW Common Stock to the Central and South West Thrift Plan be terminated, and (2) the Combined Company be authorized to issue 11,440,000 shares of AEP Common Stock through December 31, 2001 in connection with the American Electric Power System Employees Savings Plan and the Central and South West Thrift Plan (for a transitional period) consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No. 26786 (Dec. 1,
       1997) and Central and South West Corp., HCAR No. 26413 (Nov. 21, 1995), respectively.

              Pursuant to Central and South West Corp., HCAR No. 25511 (Apr. 7, 1992), this Commission authorized CSW to adopt the Central and South West Corporation 1992 Long Term Incentive Plan pursuant to which certain key employees would be eligible, through December 31, 2001, to receive certain performance and equity-based awards including (a) stock options, (b) stock appreciation rights, (c) performance units,
       (d) phantom stock, and (e) restricted shares of common stock. Applicants hereby request that, upon consummation of the Merger, the Combined Company succeed to the authority of CSW to permit it (i) to honor the awards granted by CSW prior to the consummation of the Merger, (ii) to administer the plan (subject to any necessary shareholder or regulatory approval) on a Combined Company basis and grant any remaining awards, and (iii) to reserve and issue sufficient shares of AEP Common Stock pursuant to subparagraphs (i) and (ii) above in connection with the Central and South West Corporation 1992 Long Term Incentive Plan consistent otherwise with all the terms and conditions set forth in Central and South West
       Corp., HCAR No. 25511 (Apr. 7, 1992)."

       4.     By filing the following exhibits:

       Exhibits                           Description

       E-6                  Amended and Restated Combined Company
                            corporate chart after the Merger (filed
                            herewith on Form SE)

       H                    Amended and Restated Form of Notice

       I-1                  CSWS Authorizations

       I-2                  Short-Term Borrowing Program

       I-3                  CSW Credit Authorizations

       I-4                  CSW Guarantee Authorizations


                                          SIGNATURE

       Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                            AMERICAN ELECTRIC POWER COMPANY, INC.


                            By_/s/ A. A. Pena______________
                                   Treasurer


                            CENTRAL AND SOUTH WEST CORPORATION


                            By_/s/ Wendy G. Hargus_________
                                   Treasurer


Dated:  November 9, 1998


                                                                   Exhibit H


                                  UNITED STATES OF AMERICA
                                         before the
                             SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 1998


__________________________________________
                                          :
In the Matter of                          :
                                          :
AMERICAN ELECTRIC POWER COMPANY, INC.     :
1 Riverside Plaza                         :
Columbus, Ohio 43215                      :
                                          :
CENTRAL AND SOUTH WEST CORPORATION        :
1616 Woodall Rodgers Freeway              :
Dallas, TX 75266                          :
                                          :
(70-9381)                                 :
__________________________________________:


       American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW"), registered holding companies collectively, ("Applicants"), have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating Sections 6, 7, 9, 10, 11, 12, 13, 32 and 33 of the 1935 Act and Rules promulgated thereunder as applicable to the proposed combination of AEP and CSW.

       As described in more detail below, AEP proposes: (1) to acquire, by means of the merger described below all of the issued and outstanding common stock of CSW ("CSW Common Stock"), and through this acquisition (i) all of the issued and outstanding common stock of Central and South West Services, Inc. "CSWS"), (ii) all of the issued and outstanding common stock of CSW's direct electric utility subsidiary companies, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities Company ("WTU"), and (iii) all of the issued and outstanding common stock of CSW's nonutility subsidiaries, CSW Credit, Inc. ("CSW Credit"), CSW Energy, Inc. ("CSW Energy"), CSW Energy Services, Inc. ("CSW Energy Services"), CSW International, Inc. ("CSW International"), CSW Leasing, Inc. ("CSW Leasing"), C3 Communications, Inc. ("C3 Communications") and EnerShop, Inc. ("EnerShop"); (2) to capitalize a special purpose subsidiary and issue AEP common stock ("AEP Common Stock") to effect the proposed transactions; (3) to provide loans and guarantees to CSW's nonutility subsidiaries; (4) that its service corporation, American Electric Power Service Corporation ("AEPSC") render services to AEP's and CSW's utility and nonutility subsidiaries; and (5) the retention of CSW's non-utility businesses.

       AEP, a New York corporation, has its principal executive offices at 1 Riverside Plaza, Columbus, Ohio. AEP was incorporated under the laws of the State of New York in 1906 and reorganized in 1925. AEP is a registered public utility holding company that owns all of the outstanding shares of common stock of seven U.S. electric utility operating subsidiaries: Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgPCo"), Ohio Power Company ("OPCo") and Wheeling Power Company ("WPCo"). Most of the operating revenues of AEP and its subsidiaries are derived from sales of electricity.
AEP also owns, either directly or indirectly, all of the common stock of four material non-utility businesses -- AEP Resources, Inc. ("AEP Resources"), AEP Resources Service Company ("AEPRESCO"), AEP Communications, LLC ("AEPC"), and AEP Energy Services, Inc. ("AEPES") -- and all of the common stock of two other businesses -- AEP Generating Company ("AEGCo") and American Electric Power Service Corporation ("AEPSC"). AEP indirectly owns 50% of the outstanding share capital of Yorkshire Electricity Group plc ("Yorkshire Electricity").

       AEP and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of its subsidiaries are also subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA") with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

       AEP's electric utility operating subsidiaries serve approximately 3 million customers in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. The generating and transmission facilities of these subsidiaries are physically interconnected, and their operations are coordinated, as a single integrated electric utility system. Transmission networks are interconnected with extensive distribution facilities in the territories served.

       At December 31, 1997, the U.S. subsidiaries of AEP had a total of 17,844 employees. AEP, as such, has no employees. The electric utility operating subsidiaries of AEP are each described below:

              APCo (organized in Virginia in 1926) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 877,000 customers in the southwestern portion of Virginia and southern West Virginia, and in supplying electric power at wholesale to other electric utility companies and municipalities in those states and in Tennessee. At December 31, 1997, APCo had 3,877 employees. Among the principal industries served by APCo are coal mining, primary metals, chemicals and textile mill products. A comparatively small part of the properties and business of APCo is located in the northeastern end of Tennessee. APCo's retail rates and certain other matters are subject to regulation by the West Virginia Public Service Commission ("West Virginia Commission") and the State Corporation Commission of Virginia.

              CSPCo (organized in Ohio in 1937, the earliest direct predecessor company having been organized in 1883) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 621,000 customers in central and southern Ohio, and in supplying electric power at wholesale to other electric utilities and to municipally owned distribution systems within its service area. At December 31, 1997, CSPCo had 1,802 employees. Among the principal industries served by CSPCo are food processing, chemicals, primary metals, electronic machinery and paper products. CSPCo's retail rates and certain other matters are subject to regulation by the Public Utilities Commission of Ohio ("Ohio Commission").

              I&M (organized in Indiana in 1925) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 549,000 customers in northern and eastern Indiana and southwestern Michigan, and in supplying electric power at wholesale to other electric utility companies, rural electric cooperatives and municipalities. At December 31, 1997, I&M had 3,306 employees. Among the principal industries served by I&M are primary metals, transportation equipment, electrical and electronic machinery, fabricated metal products, rubber and miscellaneous plastic products and chemicals and allied products. I&M's retail rates and certain other matters are subject to regulation by the Indiana Utility Regulatory Commission and the Michigan Public Service Commission. I&M also is subject to regulation by the Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act of 1954, as amended ("Atomic Energy Act") with respect to the operation of its nuclear generation plant.

              KPCo (organized in Kentucky in 1919) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 168,000 customers in eastern Kentucky, and in supplying electric power at wholesale to other utilities and municipalities in Kentucky. At December 31, 1997, KPCo had 731 employees. The principal industries served by KPCo include coal mining, petroleum refining, primary metals and chemicals. KPCo's retail rates and certain other matters are subject to regulation by the Kentucky Commission.

              KgPCo (organized in Virginia in 1917) provides electric service to approximately 43,000 customers in Kingsport and eight neighboring communities in northeastern Tennessee.
       KgPCo has no generating facilities of its own. It purchases electric power distributed to its customers from APCo. At December 31, 1997, KgPCo had 85 employees. The principal industries served by KgPCo include chemicals and allied products, paper products, stone, clay, glass and concrete products, textiles and printing products. KgPCo's retail rates and certain other matters are subject to regulation by the Tennessee Regulatory Authority.

              OPCo (organized in Ohio in 1907 and reincorporated in 1924) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 679,000 customers in the northwestern, east central, eastern and southern sections of Ohio, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, OPCo and its wholly owned subsidiaries had 4,376 employees. Among the principal industries served by OPCo are primary metals, rubber and plastic products, stone, clay, glass and concrete products, petroleum refining and chemicals. OPCo's retail rates and certain other matters are subject to regulation by the Ohio Commission.

              WPCo (organized in West Virginia in 1883 and reincorporated in 1911) provides electric service to approximately 42,000 customers in northern West Virginia.
       WPCo has no generating facilities of its own. It purchases electric power distributed to its customers from OPCo. At December 31, 1997, WPCo had 94 employees. The principal industries served by WPCo include chemicals, coal mining and primary metal products. WPCo's retail rates and certain other matters are subject to regulation by the West Virginia Commission.

       AEGCo was organized in Ohio in 1982 as an electric generating company. AEGCo sells power at wholesale to I&M, KPCo and Virginia Electric and Power Company, an unaffiliated public utility. AEGCo has no employees.

       AEPSC provides, at cost, accounting, administrative, information systems, engineering, financial, legal, maintenance and other services to the AEP companies. The executive officers of AEP and its public utility subsidiaries are all employees of AEPSC.

       AEP, primarily through AEP Resources, AEPRESCO, AEPC, and
AEPES, pursues new non-utility business opportunities, particularly those which allow use of its expertise. These subsidiaries are described below:

              AEP Resources' primary business is development of, and investment in, exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), qualifying cogeneration facilities and other energy-related domestic and international investment opportunities and projects.

              AEP Resources indirectly owns 50% of the outstanding share capital of Yorkshire Electricity. Yorkshire Electricity is principally engaged in the distribution of electricity to approximately 2.1 million customers in its authorized service territory which is comprised of 3,860 square miles and located centrally on the east coast of England.

              AEP Resources' indirect subsidiary, AEP Pushan Power, LDC, has a 70% interest in Nanyang Electric, a joint venture organized to develop and build two 125 MW coal-fired generating units near Nanyang City in the Henan Province of The Peoples' Republic of China. Funding for the construction of the generating units has commenced and will continue through completion thereof, which is expected to occur sometime before the end of 1999.

              A subsidiary of AEP Resources also has an equity interest, which, subject to certain conditions, could reach 20%, in Pacific Hydro Limited, an Australian company that develops and operates hydroelectric facilities.

              AEP received approval from the Commission under the 1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,645,000,000 at June 30, 1998) for investment in EWGs and FUCOs through AEP Resources. American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998).

              AEPRESCO offers engineering, construction, project management and other consulting services for projects involving transmission, distribution or generation of electric power both domestically and internationally.

              AEPC was formed in 1997 to pursue opportunities in the telecommunications field. AEPC operates a fiber optic line that runs through Kentucky, Ohio, Virginia and West Virginia. This fiber optic line is capable of providing high speed telecommunications capacity to other telecommunications companies. In addition to establishing and providing fiber optic services, AEPC also made investments in two companies engaged in providing digital personal communications services, the West Virginia PCS Alliance, LLC and the Virginia PCS Alliance, LLC.

              AEPES is authorized to engage in energy-related activities, including marketing electricity, gas and other energy commodities. AEPES is an energy-related company under Rule 58.

       AEP's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were $8,195,575,000. Consolidated assets of AEP and its subsidiaries as of June 30, 1998, were approximately $17.8 billion, consisting of $11.6 billion in net electric utility property, plant and equipment and $6.2 billion in other corporate assets.

       CSW, incorporated under the laws of Delaware in 1925, has its principal executive offices at 1616 Woodall Rodgers Freeway, Dallas, Texas. CSW is a public utility holding company registered under the 1935 Act that owns all of the common stock of four U.S. electric utility operating subsidiaries: CPL, PSO, SWEPCO, and WTU. CSW also owns all of the common stock of CSWS, CSW Energy, CSW International, C3 Communications, EnerShop, CSW Energy Services, and CSW Credit, and indirectly owns all of the outstanding share capital of SEEBOARD. In addition, CSW owns 80% of the outstanding shares of common stock of CSW Leasing.

       CSW's electric utility subsidiaries are public utility companies engaged in generating, purchasing, transmitting, distributing and selling electricity. CSW's U.S. electric utility operating subsidiaries serve approximately 1.7 million customers in portions of Texas, Oklahoma, Louisiana and Arkansas. These companies serve a mix of residential, commercial and diversified industrial customers.

       CSW and its subsidiaries are subject to the broad regulatory provisions of the 1935 Act administered by the Commission. Various of the subsidiaries are also subject to regulation by the FERC under the FPA with respect to rates for interstate sale at wholesale and transmission of electric power, accounting and other matters and construction and operation of hydroelectric projects.

       At December 31, 1997, the U.S. subsidiaries of CSW had 7,254 employees. CSW, as such, has no employees. The electric utility operating subsidiaries of CSW are described below:

              CPL (organized in Texas in 1945) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 628,000 customers in portions of south Texas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, CPL had 1,668 employees. The principal industries served by CPL include manufacturing, mining, agricultural, transportation and public utilities sectors. The Public Utility Commission of Texas ("Texas Commission") has original jurisdiction over retail rates in the unincorporated areas and appellate jurisdiction over retail rates in the incorporated areas served by CPL. CPL is also subject to regulation by the NRC under the Atomic Energy Act with respect to the operation of its ownership interest in a nuclear generating plant.

              PSO (organized in Oklahoma in 1913) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 481,000 customers in portions of eastern and southwestern Oklahoma, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, PSO had 1,273 employees. The principal industries served by PSO include natural gas and oil production, oil refining, steel processing, aircraft maintenance, paper manufacturing and timber products, glass, chemicals, cement, plastics, aerospace, telecommunications and rubber goods. PSO is subject to the jurisdiction of the Corporation Commission of the State of Oklahoma with respect to retail rates.

              SWEPCO (organized in Delaware in 1912) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 416,000 customers in portions of northeastern Texas, northwestern Louisiana and western Arkansas, and in supplying electric power at wholesale to other electric utility companies and municipalities. At December 31, 1997, SWEPCO had 1,529 employees. The principal industries served by SWEPCO include mining, manufacturing, chemical products, petroleum products, agriculture and tourism. SWEPCO is subject to the jurisdiction of the Arkansas Public Service Commission and the Louisiana Public Service Commission with respect to retail rates, as well as the Texas Commission as set forth in the description of the regulation of CPL above.

              WTU (organized in Texas in 1927) is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 187,000 customers in portions of central west Texas, and in supplying electric power at wholesale to other electric utility companies and municipali-ties. At December 31, 1997, WTU had 907 employees. WTU serves manufacturing and processing plants producing cotton seed products, oil products, electronic equipment, precision and consumer metal products, meat products, gypsum products and carbon fiber products. The territory also has several military installations and state correctional institutions. WTU is subject to the jurisdiction of the Texas Commission as set forth in the description of the regulation of CPL above.

       CSWS performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power and other services for the CSW companies, primarily for CSW's U.S. electric utility subsidiaries. After the Merger, services performed by CSWS will be performed by AEPSC.

       CSW's material non-utility businesses are conducted through CSW Energy, CSW International, CSW Energy Services, C3
Communications, CSW Credit, EnerShop and CSW Leasing. These subsidiaries are described below:

              CSW Energy develops, owns and operates independent power production and cogeneration facilities within the U.S.
       Currently, CSW Energy has ownership interests in seven projects, six in operation and one in development.

              CSW International engages in international activities, including developing, acquiring, financing and owning EWGs and FUCOs, either alone or with local or other partners. CSW International indirectly owns all of the outstanding share capital of SEEBOARD plc ("SEEBOARD"). CSW acquired indirect control of SEEBOARD in April 1996. SEEBOARD's principal regulated businesses are the distribution and supply of electricity. SEEBOARD is engaged in other businesses, including gas supply, electricity generation and electrical contracting. SEEBOARD's service area covers approximately 3,000 square miles in southeast England. The service area extends from the outlying areas of London to the English Channel.

              CSW received approval from the Commission under the 1935 Act to issue and sell securities in an amount up to 100% of its consolidated retained earnings (approximately $1,732,000,000 at June 30, 1998) for investment in EWGs and FUCOs through CSW Energy and CSW International. Central and South West Corp., et al., HCAR No. 26653 (January 24, 1997).

              CSW Energy Services, an energy-related company under Rule 58, was formed to compete in restructured electric utility markets and serves as an energy service provider to wholesale and retail customers. It also engages in the business of marketing, selling, and leasing to certain consumers throughout the United States certain electric vehicles and retrofit kits subject to limitations imposed by the Commission.

              C3 Communications has two main lines of business. C3 Communications' Utility Automation Division specializes in providing automated meter reading and related services to investor-owned municipal and cooperative electric utilities. C3 Communications also offers systems to aggregate meter data from a variety of technologies and vendor products that span multiple communication mode infrastructures including broadband, wireless network, power line carrier and telephony-based systems. C3 Communications is an "exempt telecommunication company" under the 1935 Act.

              CSW Credit was originally formed to purchase, without recourse, accounts receivable from the CSW electric utility subsidiaries to reduce working capital requirements. Because CSW Credit's capital structure is more highly leveraged than that of the CSW electric utility subsidiaries, CSW's overall cost of capital is lower. Subsequent to its formation, under the 1935 Act, CSW Credit's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated parties subject to limitations imposed by the Commission.

              EnerShop, an energy-related company under Rule 58, provides energy services to commercial, industrial, institutional and governmental customers in Texas. These services help reduce a customer's operating costs through increased energy efficiencies and improved equipment operations. EnerShop utilizes the skills of local trade allies in offering services that include facility analysis; project management; engineering design; equipment procurement; and construction and performance monitoring.

              CSW Leasing, approved by the Commission in 1985, is a joint venture with CIT Group/Capital Equipment Financing. It was formed to invest in leveraged leases.

       CSW's consolidated operating revenues for the twelve months ended June 30, 1998, after eliminating intercompany transactions, were approximately $5.4 billion. Consolidated assets of CSW and its subsidiaries as of June 30, 1998 were approximately $13.8 billion, consisting of $8.4 billion in net electric utility property, plant and equipment and $5.4 billion in other corporate assets.

       An Agreement and Plan of Merger, dated as of December 21, 1997 ("Merger Agreement") among AEP, CSW and Augusta Acquisition Corporation, a wholly owned subsidiary that AEP has incorporated under Delaware law ("Merger Sub"), provides for a combination of AEP and CSW in which Merger Sub will be merged with and into CSW ("Merger"), with CSW as the surviving corporation.

       Merger Sub was organized solely for the purpose of the Merger and has not conducted any activities other than in connection with the Merger. Merger Sub has no subsidiaries. Each share of common stock of Merger Sub, par value $0.01 per share, to be issued to AEP and outstanding immediately before the consummation of the Merger will be converted into one share of CSW Common Stock, upon consummation of the Merger. Thus, the sole purpose for Merger Sub is to serve as an acquisition subsidiary of AEP for purposes of effecting the Merger. Approval of this Application-Declaration will constitute approval of the acquisition by AEP of the common stock of Merger Sub.

       AEP requests authority to issue shares of AEP Common Stock to consummate the Merger. Each share of CSW Common Stock (other than shares of CSW Common Stock owned by AEP, Merger Sub or any other direct or indirect subsidiary of AEP and shares of CSW Common Stock that are owned by CSW or any direct or indirect subsidiary of CSW, in each case not held on behalf of third parties) issued and outstanding immediately prior to the effective date of the Merger will be converted into the right to receive, and become exchangeable for, 0.60 shares of AEP Common Stock. The former holders of CSW Common Stock will own approximately 40% of the outstanding shares of AEP Common Stock after the Merger.

       After the Merger, CSW will be a wholly owned subsidiary of AEP. AEP's utility and nonutility subsidiaries will remain subsidiaries of AEP. CSW's utility and nonutility subsidiaries will become indirect subsidiaries of AEP, other than CSWS, which will be merged into AEPSC, and CSW Credit, which will be held directly by AEP.

       In order to maximize the efficiencies resulting from the Merger, the Applicants seek authority for the Combined Company to reorganize, consolidate and, where necessary, restate certain of the intra-system financing and other authorizations previously issued by this Commission to each of AEP, CSW, and their respective subsidiaries, as discussed in more detail below.

       Applicants request approval, effective upon consummation of the Merger, to merge CSWS with and into AEPSC. Applicants request that, upon the merger of CSWS into AEPSC, AEPSC succeed to certain of the authority of CSWS as set forth in various Commission orders and that such activities with respect to CSWS include AEPSC.

       Certain of the non-utility businesses of CSW (each a "CSW Non-utility Business") conduct activities that are substantially equivalent to the activities of one or more non-utility subsidiaries of AEP (each an "AEP Non-utility Business").
Applicants request approval, as deemed appropriate by management, for the Combined Company to directly or indirectly acquire, and for CSW to transfer to the Combined Company, CSW Non-utility Businesses through: (1) merger of one or more CSW Non-utility Businesses with one or more wholly owned non-utility subsidiaries (either presently existing and performing substantially equivalent activities or to be formed, if appropriate) of the Combined Company (each a "Combined Non-utility Business"), (2) the dividending or distribution of the common stock of one or more CSW Non-utility Businesses from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of one or more CSW Non-utility Businesses by one or more Combined Non-utility Businesses.
Applicants request approval, if management deems appropriate, to consolidate each CSW Non-utility Business with its corresponding
AEP Non-utility Business into a single Combined Non-utility
Business directly or indirectly owned by the Combined Company. Applicants request approval for the Combined Company to transfer to CSW, and CSW to acquire, any AEP Non-utility Business or to consolidate any AEP Non-utility businesses with and into any like
CSW Non-utility Business consistent with the foregoing principles and authority. Applicants request that upon consolidation, each resulting Combined Non-utility Business succeed to all of the authority of each corresponding CSW Non-utility Business and AEP Non-utility Business, respectively, as set forth in previously issued Commission orders. The determination of the appropriate corporate structure of the Combined Company is the subject of currently convoked Merger transition teams.

       Pursuant to American Elec. Power Co., HCAR No. 26864 (Apr. 27,
1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), this Commission authorized AEP to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Pursuant to Central and South West Corp. et al., HCAR
No. 26653 (Jan. 24, 1997), this Commission authorized CSW to issue and sell securities up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs. Applicants propose that, upon consummation of the Merger, the authority of CSW to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs as provided by Central and South West Corp. et al., HCAR No. 26653
(Jan. 24, 1997) shall cease. To the extent that AEP and CSW were authorized, pursuant to Sections 32 and 33 of the 1935 Act and the rules thereunder, to invest up to 100% of their consolidated retained earnings in EWG and FUCO interests, the Combined Company should also be authorized to invest up to 100% of its combined consolidated retained earnings in EWG and FUCO interests.
Applicants therefore propose that, upon consummation of the Merger, the authority of the Combined Company to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs shall be the same as that provided by American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and
American Elec. Power Co., HCAR No. 26516 (May 10, 1996), except that for purposes of determining the amount of consolidated retained earnings as contemplated by American Elec. Power Co., HCAR No. 26864 (Apr. 27, 1998) and American Elec. Power Co., HCAR No. 26516 (May 10, 1996), "consolidated retained earnings" shall consist of the consolidated retained earnings of the Combined Company.

       Currently, the CSW System uses short-term debt, primarily commercial paper, to meet working capital requirements and other interim capital needs. In addition, to improve efficiency, CSW has established a system money pool (the "Money Pool") to coordinate short-term borrowings for CSW, its U.S. electric utility subsidiary companies and CSWS, as set forth in various Commission orders. AEP has no equivalent to the Money Pool. Applicants hereby request authorization, upon consummation of the Merger and on the same terms and conditions as set forth in certain Commission orders, to permit: (1) the Combined Company, AEP's U.S. electric subsidiary companies and AEPSC to participate in the Money Pool, and (2) the Combined Company to manage and to fund the Money Pool. Applicants request that following the Merger, both the Combined Company and CSW (for a transitional period) will have in aggregate the authority that CSW has with respect to the above-referenced orders.

       CSW Credit purchases, without recourse, the accounts receivable of CSW's U.S. electric utility subsidiary companies and certain non-affiliated utility companies. The sale of accounts receivable provides CSW's U.S. electric utility subsidiary companies with cash immediately, thereby reducing working capital needs and revenue requirements. In addition, because CSW Credit's capital structure is more highly leveraged than that of the CSW U.S. electric utility subsidiaries and due to CSW Credit's higher short-term debt ratings, CSW's overall cost of capital is lower. CSW Credit issues commercial paper to meet its financing needs. Applicants hereby request approval, effective upon consummation of the Merger, for the Combined Company to directly acquire, and for CSW to transfer to the Combined Company, the business of CSW Credit through: (1) the merger of CSW Credit with a subsidiary of the Combined Company to be formed, if appropriate, (2) the dividending or distribution of the common stock of CSW Credit from CSW to the Combined Company, or (3) the acquisition of the assets or common stock of CSW Credit by a subsidiary of the Combined Company to be formed, if appropriate. Applicants request that, upon the acquisition of the business of CSW Credit by the Combined Company, the resulting company ("New Credit") succeed to all of the authority of CSW Credit as set forth in various Commission orders.

       CSW has supported the financing and other activities of its subsidiaries through obtaining Commission approval to issue and guarantee certain indebtedness. After the Merger it may be more efficient or even commercially necessary for the Combined Company to support certain of the financing arrangements and business activity previously supported by CSW. Applicants hereby request approval for the Combined Company, upon consummation of the Merger, to support those financing and other activities presently supported by CSW, including the issuance and guaranteeing of indebtedness, pursuant to certain orders of the Commission. It is Applicants' intention that, following the Merger, both the Combined Company and CSW will simultaneously have in aggregate the authority that CSW currently has with respect to those orders. The Combined Company does not seek to widen such authority.

       Pursuant to Central and South West Corp., HCAR No. 26616 (Nov. 27, 1996), this Commission confirmed previous authority and granted additional authority such that CSW was authorized, through December 31, 2001, to offer 10,000,000 shares of CSW Common Stock pursuant to its Dividend Reinvestment and Stock Purchase Plan, of which approximately 2,000,000 remain unissued. Pursuant to American
Elec. Power Co., HCAR No. 26553 (Aug. 13, 1996) this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2000, to offer 54,000,000 shares of AEP Common Stock pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan. Applicants hereby request that, as soon as practicable upon consummation of the Merger, (1) the authority of CSW's Dividend Reinvestment and Stock Purchase Plan be terminated, and (2) the Combined Company be authorized to issue 55,200,000 shares of AEP Common Stock through December 31, 2000 pursuant to its Dividend Reinvestment and Direct Stock Purchase Plan consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No. 26553 (Aug. 13, 1996).

       Pursuant to Central and South West Corp., HCAR No. 26413 (Nov. 21, 1995), this Commission confirmed previous authority and granted additional authority such that CSW was authorized to issue and sell a total of 5,000,000 shares of CSW Common Stock to the trustee of the Central and South West Thrift Plan, of which approximately 4,400,000 remain unissued. Pursuant to American Elec. Power Co., HCAR No. 26786 (Dec. 1, 1997), this Commission confirmed previous authority and granted additional authority such that AEP was authorized, through December 31, 2001, to sell 8,800,000 shares of AEP Common Stock to the trustee of the American Electric Power
System Employees Savings Plan. Applicants hereby request that, upon consummation of the Merger, (1) the authority of CSW to issue shares of CSW Common Stock to the Central and South West Thrift
Plan be terminated, and (2) the Combined Company be authorized to issue 11,440,000 shares of AEP Common Stock through December 31,
2001 in connection with the American Electric Power System
Employees Savings Plan and the Central and South West Thrift Plan (for a transitional period) consistent otherwise with all the terms and conditions set forth in American Elec. Power Co., HCAR No.
26786 (Dec. 1, 1997) and Central and South West Corp., HCAR No.
26413 (Nov. 21, 1995), respectively.

       Pursuant to Central and South West Corp., HCAR No. 25511 (Apr. 7, 1992), this Commission authorized CSW to adopt the Central and South West Corporation 1992 Long Term Incentive Plan pursuant to which certain key employees would be eligible, through December 31, 2001, to receive certain performance and equity-based awards including (a) stock options, (b) stock appreciation rights, (c) performance units, (d) phantom stock, and (e) restricted shares of common stock. Applicants hereby request that, upon consummation of the Merger, the Combined Company succeed to the authority of CSW to permit it (i) to honor the awards granted by CSW prior to the consummation of the Merger, (ii) to administer the plan (subject to any necessary shareholder or regulatory approval) on a Combined Company basis and grant any remaining awards, and (iii) to reserve and issue sufficient shares of AEP Common Stock pursuant to subparagraphs (i) and (ii) above in connection with the Central and South West Corporation 1992 Long Term Incentive Plan consistent otherwise with all the terms and conditions set forth in Central and South West Corp., HCAR No. 25511 (Apr. 7, 1992).

       AEPSC is a service company that, pursuant to service agreements with each of the subsidiary companies of AEP, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the AEP subsidiary companies. Pursuant to the service agreements, these services are provided at cost.

       Similarly, CSWS is a service company which, pursuant to service agreements signed with each of the subsidiary companies of CSW, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services to each of the CSW subsidiary companies. Pursuant to the service agreements, these services are provided at cost.

       Upon consummation of the Merger, CSWS will be merged with AEPSC, and AEPSC will be the surviving service company for the Combined System. Applicants intend that AEPSC will enter into an amended service agreement with AEP's subsidiary companies and CSW's subsidiary companies. Under the amended service agreement, AEPSC will provide the services previously provided by the two service companies, CSWS and AEPSC. The amended service agreement to be entered into between AEPSC and the utility and nonutility subsidiary companies of AEP and CSW, which, pending Commission approval, will become effective upon the consummation of the Merger, is similar to those service agreements currently in place.

       Under the terms of the amended service agreement, AEPSC will render to the subsidiary companies of the Combined Company, at cost, various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services. AEPSC will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Costs incurred in connection with services performed for a specific subsidiary company will be billed 100% to that subsidiary company. Costs incurred in connection with services performed for two or more subsidiary companies will be allocated in accordance with various allocation factors. Indirect costs incurred by AEPSC which are not directly allocable to one or more subsidiary companies will be allocated and billed in proportion to how either direct salaries or total costs are billed to the subsidiary companies depending on the nature of the indirect costs themselves. The time AEPSC employees spend working for each subsidiary will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each subsidiary company will maintain separate financial records and detailed supporting records. Applicants hereby request that the Commission approve the amended service agreement between AEPSC and the subsidiary companies of the Combined Company and the related allocation factors. The expanded number of allocation factors are based on cost-drivers emphasizing factors that correlate to the volume of activity that is inherent in performing certain services.

       Applicants request authorization for CSW and CSW's nonutility subsidiaries to borrow or obtain guarantees from AEP under the same terms and conditions as CSW and the nonutility subsidiaries of CSW are currently authorized by Commission orders.

       The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by November   , 1998
to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

       For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

                                   Jonathan G. Katz
                                   Secretary


                                                                   Exhibit I-1
                                                           CSWS Authorizations


       Pursuant to Central Power and Light Co., et al., HCAR No. 26931 (Oct. 21, 1998), this Commission authorized CSW's utility operating companies either directly or through CSWS to market the Better Choice Home Mortgage Program to their customers in their service territories.

       Pursuant to Central and South West Services, Inc., HCAR No. 26898 (Jul. 21, 1998), this Commission affirmed and expanded previous authority conferred on CSWS and authorized it to use excess resources in its engineering and construction department to provide services, including related environmental and equipment maintenance services, to non-associated companies, and to provide power plant control system procurement, integration and programming services as well as power plant engineering and construction services to associates of CSW, through December 31, 2002.

       Pursuant to Central and South West Services, Inc., HCAR No. 26795 (Dec. 11, 1997), this Commission affirmed and expanded previous authority conferred on CSWS and authorized it to license and sell to non-associated entities specialized computer programs and to provide support services to licensees and entities that purchase the software through December 31, 2002.

       Pursuant to Central Power and Light Corp., et al., HCAR No. 26771 (Oct. 31, 1997), this Commission authorized CSW's utility operating companies, directly or through CSWS, to enter into arrangements with one or more providers of warranty plans for the servicing and repair of electric and gas appliances and to offer the plans to their customers. The warranty plans would be legal obligations of the plan providers, underwritten by insurance arrangements. The utility operating companies would bill enrolled customers for monthly fees and remit the fees to the warranty plan providers. The utility operating companies would have no responsibility for insuring payment of the monthly fees by their customers.

       The Applicants hereby request that, upon the merger of CSWS with and into AEPSC, that AEPSC succeed to the authority of CSWS as stated in the foregoing orders and that such activities with respect to CSWS include AEPSC, and where applicable, the utility operating companies and the service territories of the Combined System.


                                                                  Exhibit I-2
                                                 Short-Term Borrowing Program


       Pursuant to Central and South West Corp., et al., HCAR No. 26697 (Mar. 28, 1997), this Commission granted an extension of authority for CSW, CPL, PSO, SWEPCO, WTU and CSWS (the "Money Pool Participants") to continue their short-term borrowing program through March 31, 2002, including the sale of commercial paper by CSW to commercial paper dealers and financial institutions, and the sale of short-term notes to banks and their trust departments, by the Money Pool Participants.

       Pursuant to Central and South West Corp., et al., HCAR No.
26854 (Apr. 3, 1998), this Commission authorized increased short-term borrowing limits for CSW and the Money Pool Participants as follows:

              CSW           $2,500,000,000
              CPL           $  600,000,000
              PSO           $  300,000,000
              SWEPCO        $  250,000,000
              WTU           $  165,000,000
              CSWS          $  210,000,000

       Pursuant to American Elec. Power Co., et al., HCAR No. 26867 (May 4, 1998), this Commission authorized the following short-term borrowing limits for AEP and certain of its subsidiaries identified below (the "AEP Utility Subsidiaries"):

              AEP           $  500,000,000
              AEGCo         $  100,000,000
              APCo          $  325,000,000
              CSPCo         $  300,000,000
              I&M           $  300,000,000
              KPCo          $  150,000,000
              KgPCo         $   30,000,000
              OPCo          $  400,000,000
              WPCo          $   30,000,000

       Applicants hereby request authority, effective upon consummation of the Merger, for the Combined Company to continue the Money Pool and to manage and fund it consistent with all the terms and conditions of Central and South West Corp., et al., HCAR No. 26697 (Mar. 28, 1997); Central and South West Corp., et al., HCAR No. 26854 (Apr. 3, 1998) and all previous orders of this Commission relating to the Money Pool subject to the following:
(1) CSW's $2,500,000,000 short-term borrowing authorization shall transfer to the Combined Company and Combined Company's short-term borrowing limit shall be increased from $500,000,000 to $4,675,000,000 (such limit consisting of (a) $2,500,000,000 authorized for CSW, (b) $2,135,000,000 authorized for AEP and AEP Utility Subsidiaries, and (c) $40,000,000 for AEPSC); (2) the Combined Company and the AEP Utility Subsidiaries shall be added as participants to the Money Pool and permitted to issue short term debt up to the amounts specified in American Elec. Power Co., et al., HCAR No. 26867 (May 4, 1998); and (3) AEPSC shall be added as a participant to the Money Pool, although its borrowings would be exempt under Rule 52(b).


                                                                  Exhibit I-3
                                                    CSW Credit Authorizations


       Pursuant to Central and South West Corp., et al., HCAR No. 24157 (July 31, 1986), this Commission required CSW Credit to limit its acquisition of utility receivables from non-associate utilities so that CSW Credit's aggregate purchases of accounts receivable from non-associate companies does not exceed the purchases of accounts receivable from affiliates (the "50% Restriction").

       Pursuant to Central and South West Corp., et al., HCAR No.
25138 (Aug. 30, 1990), this Commission authorized CSW Credit to reduce its equity ratio requirement to no less than 5%.

       Pursuant to Central and South West Corp., et al., HCAR No. 25696 (Dec. 8, 1992), this Commission authorized CSW Credit to borrow up to an additional $650,000,000 in the aggregate at any one time to purchase the accounts receivable of Houston Lighting and Power Company ("HL&P") during the 12 1/2 year term of the settlement agreement with HL&P.

       Pursuant to Central and South West Corp., et al., HCAR No. 25720 (Dec. 29, 1992), this Commission authorized CSW Credit to sell to unaffiliated third parties an amount of HL&P accounts receivable sufficient to ensure that the 50% Restriction is met.

       Pursuant to Central and South West Corp., et al., HCAR No. 26627 (Dec. 13, 1996), this Commission authorized CSW Credit to borrow, through December 31, 2000, $824,000,000, of which $520,000,000 could be used to purchase the accounts receivable of affiliated companies and $304,000,000 could be used to purchase the accounts receivable of non-affiliated companies. The Commission further authorized CSW to make equity investments in CSW Credit through December 31, 2000 of up to an aggregate of $156,000,000, of which $80,000,000 could be used to purchase the accounts receivable of affiliated companies and $76,000,000 could be used to purchase the accounts receivable of non-affiliated companies.

       Pursuant to Central and South West Corp., et al., HCAR No. 26684 (Mar. 11, 1997), this Commission granted CSW Credit temporary relief from the 50% Restriction and authorized CSW Credit to purchase up to $450,000,000 of accounts receivable of HL&P and up to $100,000,000 of accounts receivable of other non-affiliate utility companies, as calculated on a 12-month rolling average basis, through December 31, 2000 (this order is hereinafter referred to as the "Temporary Exemption").

       Applicants hereby request authority, effective upon consummation of the Merger, for New Credit to continue the business of CSW Credit consistent with all the terms and conditions of the foregoing orders subject to the following: (1) CSW shall transfer, and the Combined Company shall assume, CSW's equity investment authorizations in CSW Credit, and (2) purchases of accounts receivable of AEGCo, APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo by New Credit shall be deemed to be purchases of accounts receivable from affiliates. Applicants submit that Rule 52(b) exempts the issuance of securities by CSW Credit and that Rule 45(b) exempts contributions of capital to CSW Credit and, therefore, the borrowing and equity investment limits stated in Central and South West Corp., et al., HCAR No. 26627 (Dec. 13,
1996) and Central and South West Corp., et al., HCAR No. 25696 (Dec. 8, 1992) are no longer applicable. Furthermore, Applicants submit the amount of borrowings and equity investments will effectively be limited by the 50% Restriction stated in Central and South West Corp., et al., HCAR No. 24157 (July 31, 1986) and the related Temporary Exemption and with the capitalization ratio requirements set forth in Central and South West Corp., et al., HCAR No. 25138 (Aug. 30, 1990).


                                                                  Exhibit I-4
                                                 CSW Guarantee Authorizations


       Pursuant to Central and South West Corp., et al., HCAR No. 26910 (Aug. 24, 1998), this Commission authorized, through December 31, 2003, CSW to fund the management, operations and administrative costs of the electric vehicle business of CSW Energy Services (the 'EV Business') by making loans to CSW Energy Services and providing guarantees and other credit support on behalf of CSW Energy Services, up to an aggregate amount outstanding at any time of $25,000,000 and to finance the EV Business by making loans and providing guarantees and other credit support to commercial and institutional customers of CSW Energy Services. Applicants hereby request that, upon consummation of the Merger, the authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26910 (Aug. 24, 1998) be vested in both CSW and the Combined Company.

       Pursuant to Central and South West Corp., et al., HCAR No. 26811 (Dec. 30, 1997), this Commission authorized, effective through December 31, 2002, (i) external financing by CSW; (ii) CSW to acquire common stock from its subsidiaries; (iii) the subsidiaries to repurchase their common stock from CSW; (iv) credit enhancement for the CSW subsidiaries' securities, including guarantees by CSW; (v) CSW to repurchase its securities by means of tender offers; and (vi) the issuance by CSW of other types of securities not exempt under Rules 45 and 52. Applicants hereby request that, upon consummation of the Merger, the guarantee authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26811 (Dec. 30, 1997) be vested in both CSW and the Combined Company and that all other authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26811 (Dec. 30,
1997) be vested in the Combined Company.

       Pursuant to Central and South West Corp., et al., HCAR No. 26767 (Oct. 21, 1997), this Commission confirmed certain previous authority and granted additional authority such that CSW was authorized, through December 31, 2002, to organize and invest in EWGs and FUCOs, either directly or indirectly, to provide certain operational and management services to EWGs and FUCOs, to provide guarantees or other forms of credit support for the securities or contractual obligations of the investees in connection with permitted activities, and to fund these investments and obligations under these guarantees in other forms of credit support through issuances by CSW. Applicants hereby request that, upon consummation of the Merger, the authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26767 (Oct. 21,
1997) be vested in both CSW and the Combined Company.

       Pursuant to Central and South West Corp., et al., HCAR No. 26766 (Oct. 21, 1997), this Commission authorized CSW, through December 31, 2002, to issue guarantees in an aggregate amount up to $250,000,000 to support the debt and other obligations of affiliated power marketers and Rule 58 companies. Applicants hereby request that, upon consummation of the Merger, the authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26766 (Oct. 21, 1997) be vested in both CSW and the Combined Company. Pursuant to American Elec. Power Co., HCAR No. 26572 (Sept. 19,
1996) this Commission authorized AEP, through December 31, 2000, to form one or more gas marketing subsidiaries and to issue guarantees of up to $50,000,000 of indebtedness and up to $200,000,000 of other obligations in support of its gas marketing subsidiaries.

       Pursuant to Central and South West Corp., et al., HCAR No. 26762 (Sept. 30, 1997), this Commission authorized CSW to participate in the organization and operation of STP Operating. Applicants hereby request that, upon consummation of the Merger, the authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26762 (Sept. 30, 1997) be vested in both CSW and the Combined Company.

       Pursuant to Central and South West Corp., et al., HCAR No. 26522 (May 29, 1996), this Commission authorized CSW to provide up to $250,000,000 in equity support to the Sweeny Project in the form of the equity support agreement, guaranty or letter of credit to the project lender. Applicants hereby request that, upon consummation of the Merger, the authority of CSW as stated in Central and South West Corp., et al., HCAR No. 26522 (May 29, 1996) be vested in both CSW and the Combined Company.